SEC Mail Processing
Section

FEB 22 2010

Washington, DC
110

SECU.  SION

10027321

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___**01/01/09**___ AND ENDING___**12/31/09**___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Moloney Securities Co. Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13537 Barrett Parkway Drive, Suite 300
(No. and Street)

Manchester   **Missouri**   **63021**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E. John Moloney   **314-909-0600**
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd, Franz & Stephans LLP CPA's
(Name – if individual, state last, first, middle name)

999 Executive Parkway, Suite 301   **St. Louis**   **Missouri**   **63141**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ **E. John Moloney** _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ **Moloney Securities Co. Inc.** _____, as of _____ **December 31** _____, 20 **09** ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

MARY L LONCARIC
Notary Public - Notary Seal
State of Missouri
Commissioned for Jefferson County
My Commission Expires: October 04, 2011
Commission Number: 07486645

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. **Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Boyd, Franz & Stephans LLP

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA

Stephen M. King, CPA

Michael P. Siebert, CPA



February 12, 2010

To the Shareholders and
 Board of Directors
Moloney Securities Co., Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Moloney Securities Co., Inc., (an S Corporation) as of December 31, 2009, and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moloney Securities Co., Inc., as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Boyd, Franz & Stephans LLP

ASSETS

Cash	$ 359,399
Commissions receivable - brokerage	402,937
Commissions receivable - other	226,820
Employee advances	158,280
Due from officers	201,813
Prepaid expenses	23,299
Deposits	104,979
Total assets	$ 1,477,527

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable		$ 40,488
Commissions payable		588,681
Other payables		5,923
Total liabilities		$ 635,092

Stockholders' equity -
Common stock without par value;
authorized 900,000 shares; issued

and outstanding 32,965.999 shares at stated value	$ 230,000	
Paid-in capital	559,975	
Less 334.333 shares of treasury stock, at cost	(50,000)	
Retained earnings	102,460	
Total stockholders' equity		842,435
Total liabilities and stockholders' equity		$ 1,477,527

See Notes to Statement of Financial Condition.

NOTE 1: - DESCRIPTION OF BUSINESS:

Moloney Securities Co., Inc., a Missouri corporation, was organized in 1995 for the purpose of providing broker-dealer services to its customers. The Company services various regions of the United States and sells stocks and bonds, mutual funds, variable and fixed annuities, and insurance products.

The Company is a registered broker-dealer in securities that introduces its customers to two broker-dealers who carry such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK:

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES:

Security transactions and related commission revenue and expense are recorded on a trade date basis.

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. These estimates do not generally reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

The Company's policy is to expense non-direct response advertising costs when incurred. The total advertising costs charge to expense for the year ended December 31, 2009, was $42,676. The Company does not utilize direct-response advertising and, accordingly, no provision for capitalizing these costs has been made.

NOTE 4 – NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital and net capital requirements of approximately $386,783 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.64 to 1.

NOTE 5 – RESERVE REQUIREMENTS:

The Company is exempt from the reserve requirements of the Securities and Exchange Act of 1934, per section (K)(2)(B) of Rule 15c3—3.

NOTE 6 – LEASES:

The Company occupies its St. Louis premises under a six year lease expiring April 30, 2011. The lease for the St. Louis office was renegotiated and extended. The lease term for the Kansas City premises expires December 31, 2012. The lease term for the Denver office expires February 28, 2014. Minimum future rental payments based on the renewal of leased office space for the succeeding five years is as follows:

2010	$ 404,212
2011	392,291
2012	385,315
2013	386,918
2014	397,315

Minimum future rental payments, reflected above, have not been reduced by future sublease rentals due from certain officers, directors and independent contractors of the Company under cancelable subleases. The sublease rental amount for the year ended December 31, 2009, was approximately $178,822.

Rental expense for the year ended December 31, 2009, was approximately $212,023 which is net of sublease rentals from certain officers, directors and independent contractors of the Company.

The Company has entered into a twenty-seven month automobile lease from March 2008 to May 2010 with a monthly rental expense of $556.76.

Future operating lease payments are as follows-

2010	$ 2,784

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business, the Company's client activities involve the execution and settlement of various client securities transactions. The activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

NOTE 8 – INCOME TAXES:

As of July 1, 1995, the Company, with the consent of its initial shareholder, elected under the Internal Revenue Code to become an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

NOTE 9 – SUBSEQUENT EVENTS

As of December 31, 2009, the Company adopted the provision of the Subsequent Events Topic of the FASB Accounting Standards Codification, which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before the Company financial statements are issued or are available to be issued. The Company is required to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. The Company has evaluated subsequent events through February 12, 2010, the date of the Report of Independent Auditors. The Codification requires additional disclosures only, and therefore did not have an impact on the Company's financial statements except for a dividend in the amount of $5.00 per share that the Company declared and paid in January 2010.

NOTE 10 – OTHER ITEMS

The Company has been named as defendants in two lawsuits. The management of the Company, after consultation with outside legal counsel, believes that the resolution of these lawsuits will not result in any material adverse effect on the Company's financial position.

MOLONEY SECURITIES CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

SEC Mail Processing
Section

FEB 2 2 2010

Washington, DC
110

MOLONEY SECURITIES CO., INC.

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2009

Boyd, Franz & Stephans LLP

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA

Stephen M. King, CPA

Michael P. Siebert, CPA



To the Board of Directors of
Moloney Securities Co., Inc.
13537 Barrett Parkway Drive
Manchester, Missouri

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Moloney Securites Co., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you in evaluating Moloney Securites Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Moloney Securities Co., Inc.'s management is responsible for the Moloney Securities Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting do differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyd, Franz & Stytham LLP

February 12, 2010